RECEIVED
2008 SEP -2 P 1:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Translation)

August 18, 2008

Dear Sirs,



| | |
|---|---|
| Name of Company: | SEGA SAMMY HOLDINGS INC. |
| Name of Representative: | Hajime Satomi,<br>Chairman, President and Representative Director (CEO) |

(Code No. 6460, Tokyo Stock Exchange 1st Section)

| | |
|---|---|
| Further Inquiry: | Takatoshi Akiba,<br>Executive Officer<br>(TEL: 03-6215-9955) |

**Notice of Change in Major Shareholder**

SUPPL

Notice is hereby given that there was a change in the major shareholder of SEGA SAMMY HOLDINGS INC. (the "Company"), as described below:

Description

1. Background of the change:

The following shareholder filed with the Kanto Local Finance Bureau a report to amend the report on the holding of a large amount of shares dated August 12, 2008. Consequently, such change in the major shareholder of the Company was confirmed by the Company.

2. Name of the shareholder, etc.:

| | | |
|---|---|---|
| (1) | Name: | Mackenzie Cundill Investment Management Ltd. |
| (2) | Head office: | 2150-1055, West Georgia Street, Vancouver, British Columbia, Canada V6E 3R5 |
| (3) | Representative: | Lisa Pankratz |
| (4) | Main business: | Portfolio management |

PROCESSED
SEP 04 2008
THOMSON REUTERS

3. Number of shares (voting rights) held by the shareholder and the ratio thereof to the number of voting rights of all the shareholders:

| | Number of voting rights (Number of shares) | Ratio thereof to the number of voting rights of all the shareholders | Large shareholder ranking |
|---|---|---|---|
| Before the change (as of July 23, 2008) | 275,270 rights (27,527,000 shares) | 11.03% | Second |
| After the change | 240,324 rights (24,032,400 shares) | 9.63% | Third |

Note 1: Number of shares excluded from the total number of issued shares as shares without voting rights: 33,626,589 shares

Number of shares issued as of March 31, 2008: 283,229,476 shares

Note 2: The report to amend the report on the holding of a large amount of shares filed on August 12, 2008 stated that the filing party, Mackenzie Cundill Investment Management Ltd., held 24,032,400 shares and Mackenzie Financial Corporation, in their joint names, held 980,500 shares.

Note 3: The above list was prepared based on the report to amend the report on the holding of a large amount of shares filed by the above-mentioned shareholder and the Company has confirmed no beneficial ownerships of the number of shares held in the name of the above-mentioned corporation. The large shareholder ranking was made based on the register of shareholders as of March 31, 2008.

4. Date of the change:

August 6, 2008

5. Future outlook:

This notice is made based on a report to amend the report on the holding of a large amount of shares. Hence, there is nothing to be specifically described as to the future outlook.

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